[TIBCO SOFTWARE INC. LETTERHEAD]

September 1, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christine Davis

Re:	TIBCO Software Inc.

Form 10-K for the Fiscal Year Ended November 30, 2005

Filed February 10, 2006

Form 8-K Filed July 6, 2006

File No. 000-26579

Dear Ms. Davis:

TIBCO Software Inc. (the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (the “Commission”) letter dated August 23, 2006 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 3 below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended November 30, 2005

Notes to Consolidated Financial Statements

Note 5. Accounts Receivable and Allowances for Doubtful Accounts, Returns and Discounts, page F-24

1.	We note that your DSO appears to have increased to 94 days as of November 30, 2005 from 77 days as of November 30, 2004. Please describe for us, in reasonable detail, the reasons for this apparent increase. Please tell us about your normal payment terms and describe any changes in the payment terms you offer or your collection policies and practices. As part of your response, tell us how you have considered the collectibility criteria within paragraph 8 of SOP 97-2 when recognizing revenue. Further, please quantify your DSO for each quarter of fiscal 2006 and explain any fluctuations.

Securities and Exchange Commission

Attention: Christine Davis

September 1, 2006

The Company experiences seasonal variations in revenue between quarterly periods and calculates its DSO by dividing Ending Net Accounts Receivable for the quarter by Revenue for the quarter multiplied by the number of days in the quarter (90). For the quarterly periods ending November 30, 2004 and 2005, the Company’s DSO, as calculated above, was 78 and 81 days, respectively. Accordingly the increase in accounts receivable at November 30, 2005 is attributable to increased sales in the fourth quarter of Fiscal 2005, not a deterioration in the Company’s accounts receivable aging or DSO. For the quarterly periods ending February 28, 2006 and May 31, 2006, the Company’s DSO, as calculated above, was 76 and 89 days, respectively. The Company’s DSO for any quarterly period is impacted by the timing of invoicing, particularly of license transactions and annual maintenance renewals. The DSO of 89 days for the quarter ending May 31, 2006, represents an increase from the prior quarter due to changes in the linearity of sales and invoicing within the quarter. During the quarter ended May 31, 2006, the Company experienced a high volume of transactions during May 2006, including a significant level of maintenance renewals, which reduced its ability to collect on these transactions prior to the end of the quarterly period and resulted in a higher DSO for the period.

One of the revenue recognition criteria in Paragraph 8 of SOP 97-2 is that “collectibility is probable” whereby “probable” is defined in FASB Statement No. 5, Accounting for Contingencies as “The future event or events is likely to occur”. The Company adheres to this principle in its revenue recognition practices. The Company performs credit assessments for all customers to evaluate whether collectibility is probable prior to recognizing revenue with payment terms. When collection is deemed not probable, the Company recognizes revenue on receipt of cash.

The Company’s normal payment terms typically range from net 30 to net 120 days depending on payment history with the customer, regional business practices and/or customer segment/industry standard payment practices. When payment terms are granted to a customer, the Company performs a credit assessment to determine whether the fee is fixed and determinable and collectibility is probable prior to recognizing revenue. The Company has not made any significant changes to its credit or collection practices in fiscal 2005 or 2006.

Form 8-K Filed July 6, 2006

2.	We note your response to prior comment number 2 and the example disclosure and it remains unclear what your basis is for disclosing that the inclusion of the non-GAAP measures provides comparability to your peers. In this regard, we note that this disclosure contradicts your later disclosure that your non-GAAP measures “may be

Securities and Exchange Commission

Attention: Christine Davis

September 1, 2006

different from non-GAAP measures used by other companies.” In view of this, please revise to remove the disclosure that you include the non-GAAP measures to provide a consistent method of comparison “to the performance of competitors and peer group companies.” Alternatively, further explain to us why no revision is necessary.

In response to the Staff’s comment, the Company will remove the disclosure that it includes non-GAAP measures to provide a consistent measure of comparison “to the performance of competitors and peer group companies” in future earnings releases.

3.	We note your response to prior comment number 4 and it remains unclear to us how you are able to conclude that the amortization of developed technology and intangibles is not considered a part of your “core business operational performance” considering these technologies are included in the products from which you continue to derive revenue. Similarly, it is unclear why stock-based compensation is not included when such compensation is a performance incentive for employees. While we note that these costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results. In view of this, please remove references to “core business operational performance” throughout your disclosure. Alternatively, further explain to us why no revision is necessary.

In response to the Staff’s comment, the Company will remove references to “core business operational performance” in future earnings releases.

Securities and Exchange Commission

Attention: Christine Davis

September 1, 2006

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 846-1316. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

/s/ William R. Hughes
William R. Hughes
Executive Vice President, General Counsel and Secretary